SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

July 9, 2013

Commission File Number 000- 29884

R.V.B. HOLDINGS LTD.
 (Translation of registrant's name into English)

Moshe Aviv Tower, 53rd floor, 7 Jabotinsky St., Ramat-Gan, 52520, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

R.V.B. Holdings Ltd. (the "Company") reports, further to previous reports with regard to scheduled repairs to be undertaken by the Company's subsidiary, E.E.R. Environmental Energy Resources (Israel) Ltd. ("EER"), of the Y'bllin Facility, including the replacement of the reactor and the preparation of the Y'bllin Facility for continuous operation, that all such repairs have been completed as of June 2013.

During June 2013, EER also conducted an additional trial operation of the Y'bllin Facility that included, among others, a test of the capabilities of the new reactor which operates on EER's technology for treatment of solid waste through Plasma-Gasification-Melting (the "Trial"). The Trial was set for a period of five (5) days in coordination with the Israeli Ministry of Environmental Protection, and according to EER's management's conclusions, most of the Trial targets have been achieved.

This report includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this report and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about the Company and EER. EER's current day to day operations require substantial amounts of financial resources. As of the date of this report, EER and the Company have no source of income and do not have sufficient funds to finance EER's operations and working plan for the upcoming future. There is no assurance that EER and/or the Company will be able to raise external financing on a timely basis, at an attractive cost of capital, or at all. If adequate external financing on acceptable terms is not available, EER will not be able to continue its operations, develop its technology or market its technology and services.

For further information regarding of some of the risks the Company faces, see "Item 3. Key Information - 3D. Risk Factors in the Company's 2012 Annual Report on Form 20-F filed with the SEC on April 29, 2013. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this report might not occur, and actual results may differ materially from the results anticipated. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

R.V.B. HOLDINGS LTD. (Registrant)

By:	/s/ Ofer Naveh
Name: Ofer Naveh
Title: Chief Financial Officer

Date: July 9, 2013